F O R    I M M E D I A T E    R E L E A S E


                            PRESS RELEASE

                                      September 26, 1995
                                      For more information contact:
                                      Erin Ibele    (419) 247-2800
                                      Robert Pruger (419) 247-2800

       Toledo, Ohio, September 26, 1995 (NYSE/HCN)....Health Care
REIT, Inc. announced that it plans to send proxy materials relating to the proposed acquisition of First Toledo Advisory Company to shareholders of record on October 6, 1995, with the shareholders' meeting to occur on November 28, 1995.

       George L. Chapman, President of the Company, stated, "Becoming self-administered is a crucial step in reengineering the Company. By eliminating the external management arrangement, a structure increasingly out of favor in the capital markets, we are signaling our intention to enter the upper tier of the health care REITs."

       In addition to structural improvements, new investments during the last four years greatly exceed the "run-off" of many of the Company's older capital leases and mortgage loans. Total assets are expected to exceed $400 million by year end with strong deal flow going forward. Financing arrangements based on ongoing relationships with larger, well-capitalized operators and with public companies now represent more than 50% of the portfolio.

       "The Board's decision in July to maintain the dividend at $2.08 was carefully reasoned," Mr. Chapman continued, "based on the substantial gains recognized during the last several years, the growing quality investment portfolio and the cost savings relating to attaining self-administered status. Resolving the problems in our psych portfolio, finishing the important task of achieving self-administered status, and integrating the industry definition of FFO into our reporting techniques have all had a short run negative effect. However, these issues are being addressed so as not to impede our planned growth. On the basis of all information currently available, management intends to recommend maintenance of the dividend at the annual rate of $2.08, and the resumption of dividend increases once pay-out coverage reaches appropriate levels."

       Health Care REIT, Inc. is a real estate investment trust which invests in health care facilities, primarily nursing homes.
The Company also invests in assisted living and retirement facilities, behavioral care facilities, specialty care hospitals and primary care facilities.